UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

CENTRAL PUERTO S.A.’s SUPERVISORY COMMITTEE ACTION PLAN FOR THE FISCAL YEAR 2026

Pursuant to Section 110 of Law 26831, and the regulations by Comisión Nacional de Valores (CNV, the Argentine Securities Commission), the Supervisory Committee must annually submit its action plan for the commencing fiscal year to the Board of Directors and the Statutory Audit Committee.

The items to be considered in the Action Plan for the 2026 fiscal year are detailed below:

1.	Internal Audit

The Committee shall assess the performance of Internal Audit issuing an opinion at the time of the annual presentation of the Financial Statements. To that end, the Committee shall:

•	Review the Internal Audit’s Risk-based Activities Plan and its scope and budget. The Committee may suggest changes or further development if deemed convenient.
•	Periodically hold meetings with Internal Audit to verify compliance with the Plan and the consideration of new Audit Risks. The Committee shall also be informed of any potential difficulties that may arise in the execution the Plan.
•	At the meetings with Internal Audit, consider the reports issued in relation to the reviews conducted by the area, assessing the follow-up process of the observations made to previous reports and the application extent of the suggestions made by Internal Audit.

2.	External Audit

•	The Supervisory Committee shall issue an opinion regarding the proposal to appoint external auditors (whether for their continuity or change), to be presented by the Board of Directors to the Annual Shareholders’ Meeting and shall request any additional and complementary documentation, if needed, in order to determine the reasonableness of the appointment. It shall also verify whether the independence criteria of the proposed external auditors are met, in compliance with the regulations in force.
•	The Supervisory Committee shall take note of the External Audit work plan, reviewing the scheduled activities and proposing, if necessary, changes or adjustments based on the evaluation it performs.
•	Meetings will be scheduled for the treatment of the accounting information. The Supervisory Committee shall monitor the development of the External Audit, at least at the moment of issuing the Company’s Quarterly Financial Statements. Any difficulties or controversies arising with the Company’s Management shall be reviewed with the Auditors.
•	When presenting the Annual Financial Statements, the fees invoiced by the external auditor will be informed.
•	The Supervisory Committee shall assess the performance of External Audit, issuing its opinion at the time of the presentation of the Annual Financial Statements.
•	The Supervisory Committee shall consider whether the services provided by External Audit comply with the SEC and CNV regulations. The Supervisory Committee shall annually assess the commitment, efficiency and independence of the external auditor’s work. This review shall be made with the information supplied by the different Company’s Managements, which interact with external auditors and have the necessary knowledge to define their compliance based on the parameters exposed. Then it shall be presented through a report to the Supervisory Committee for the consideration of the Board of Directors.

3.	Financial information, material news and functioning of the administrative-accounting system of internal control and Anti-Fraud Program
•	The Committee shall oversee the functioning and continuous improvement of the internal control and administrative-accounting systems, their reliability, and the financial information provided to the markets and regulatory entities, and the exposure of the Company to corporate fraud. To that end, it shall hold periodic meetings with the different Managements and Internal and External Audit, in which the Committee shall review the reports and other documents that both the Internal and External Audit, and the Managements, provide.

4.	Operations with related parties or where there may be conflict of interest

•	The Supervisory Committee, at the request of the Board of Directors or one of its members, shall issue a previous opinion regarding the operations with related parties which involve a significant amount, taking into consideration the regulations in force for the definition of these concepts.
•	The opinion shall state whether the operations’ conditions may be considered reasonable and consistent with standard market practice.

5.	Integrity Plan

The Supervisory Committee shall:

(i) periodically require a report in regard to the implementation of the Integrity Program from the Compliance Officer; (ii) approve the plans, codes or procedures included as exhibits to the Integrity Plan; and (iii) at least once every six months, inform to the Board of Directors regarding any news related to the implementation and updates of the Integrity Program.

If necessary, the Committee shall request independent external auditors to support its opinion on these type of operations. The Committee shall issue a grounded opinion in this regard.

6.	Corporate Governance

The Supervisory Committee shall analyze, treat and, eventually, approve, implement, monitor and keep updated all policies related to the corporate governance best practices of the Company, keeping the Board of Directors informed on this matter, based on the local and international regulations in force, as well as those best corporate practices for the sector. Other policies may include, among others, the Company’s “Insider Trading” policy and the progress and implementation of the Company’s Integrity Program (the “Program”). In addition, it shall monitor the policies and procedures related to cybersecurity.

7.	Planning, execution and monitoring the Company’s Integrity topics

8.	Committee’s Annual Management Report:

After the closing of the fiscal year, and upon the presentation of the Annual Financial Statements, the Committee shall issue an annual report on its management, accounting for its activities to the Board of Directors.

Tomás White	José Luis Morea	Jorge Eduardo Villegas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 26, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact